Edwards Lifesciences Corporation
One Edwards Way
Irvine, California 92614
Telephone: (949) 250-2500

December 22, 2005

Mr. Jay Webb

Reviewing Accountant

Mail Stop 6010

U.S. Securities and

  Exchange Commission

701 First Street, N.E.

Washington, D.C. 20549

RE:	Edwards Lifesciences Corporation
Form 10-K for fiscal year ended December 31, 2004
Filed March 7, 2005
File No. 1-15525
Form 8-K filed October 25, 2005

Dear Mr. Webb:

Set forth below are the comments from the Staff’s letter dated December 8, 2005 with respect to Edwards Lifesciences Corporation (the “Company”) Form 10-K as filed with the SEC on March 7, 2005, and Form 8-K as filed on October 25, 2005, and the Company’s responses to those comments.

Form 10-K for the year-end December 31, 2004

Notes to Financial Statements, page 53

Note 2 Summary of Significant Accounting Policies, page 53

Investment in Unconsolidated Affiliates, page 57

STAFF COMMENT

1.               We see that as of December 31, 2004, Edwards Lifesciences had a $7.5 million unrealized loss related to a $12.6 million investment in a publicly traded company.  You indicate that trading value of the investment has been less than the original cost for greater than one year.  We also see disclosures in your 2003 Form 10-K that indicate the investment had an unrealized loss of $7.3 million as of December 31, 2003.  Please tell us why you believe this impairment is temporary.  Tell us when you made the investment and the name of the company.  Please describe your investment impairment analysis and conclusions for each quarterly period this investment has been trading at values below your historical cost.  Provide us with market information regarding the high and low trading range and closing value of this stock for each quarterly period during 2003 to the present.  Consider the guidance at Staff Accounting Bulletin Topic 5M and EITF 03-1 when preparing your response to our comment.  We may have further comments after reviewing your response.

COMPANY RESPONSE

Summary

The Staff’s comment refers to the Company’s investment in Sangamo Biosciences, Inc. [NASDAQ: SGMO] (“Sangamo”).  The Company regularly conducts an investment impairment analysis.  When doing so for the third quarter 2005, the Company concluded (prior to the receipt of the Staff’s December 8, 2005 letter) that the impairment of the investment in Sangamo was other-than-temporary and therefore reclassified $8.9 million of unrealized loss from equity to current earnings (see the Company’s Form 10-Q for the quarterly period ended September 30, 2005, page 7).  For prior periods, the Company concluded that the impairment was temporary, as described below.

Sangamo Investment

Sangamo is a biotechnology firm that has developed a platform gene regulation technology and applied it to a variety of commercial opportunities including drug discovery, therapeutic development, gene correction, manufacture of protein pharmaceuticals, validation of gene targets and agricultural biotechnology. These applications by nature have long-term horizons for demonstrating progress and generating value, driven principally by (1) therapeutic programs successfully progressing through their development phases into the clinic; and (2) third party validation of the technology platform in the form of collaborative partnerships and alliances.

In the first quarter of 2000, the Company entered into a long-term strategic alliance with Sangamo to continue to develop certain technology, as follows:

•                  The Company invested $12.6 million in Sangamo in exchange for a 5-year debenture, convertible into Sangamo common stock upon completion of an initial public offering or a sale of its business.

•                  Sangamo licensed certain technology to the Company in exchange for the Company’s obligation to make certain milestone payments.  These payments are expensed by the Company as incurred.

On April 6, 2000, Sangamo successfully raised $48.8 million in an initial public offering of 3.5 million common shares at $15.00 per share, and the debenture converted into 842,454 shares of Sangamo common stock with a basis of $14.84 per share.

Investment Impairment Accounting Guidance

The Company performs a quarterly investment impairment analysis on its investments to determine whether any other-than-temporary impairments exist.  Management considers the guidance of FAS 115, Accounting for Certain Investments in Debt & Equity Securities, paragraph 16, as well as the guidance in SEC Staff Accounting Bulletin 59 (SAB Topic 5M), “Accounting for Noncurrent Marketable Equity Securities.” This bulletin identified several factors which, individually or in combination, may indicate that a decline is other-than-temporary and that a write-down of the carrying value may be required, including:

a. The length of the time and the extent to which the market value has been less than cost;

b. The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

c. The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

SAB Topic 5M further requires that “…management…consider all available evidence to evaluate the realizable value of its investment.”

The Company also considered the guidance contained in EITF 03-01, FSP EITF 03-1, and FSP Nos. FAS 115-1 and FAS 124-1 for each of the relevant periods in which these standards were effective in evaluating whether investment impairments were other-than-temporary.

Investment Impairment Analysis

The Company has consistently viewed Sangamo as a long-cycle biotechnology company with multiple business initiatives underway.  The platform nature of Sangamo’s technology provides multiple points for increasing enterprise value ranging from therapeutic applications to enabling technology alliances or partnerships.  Value is driven by successful progress in the clinic with multiple therapeutic programs (including the Company’s cardiovascular initiative) and the growing number of enabling technology partnerships around gene tools, cell lines, protein production and plant agriculture.  Broader biotechnology market sentiment may influence Sangamo’s short-term valuation, but, in the Company’s view, did not impact Sangamo’s underlying value.

The Company’s quarterly investment impairment analysis for its Sangamo investment generally included review and analysis of several factors, including:

1.               The Company’s discussions with Sangamo’s management to review the status of key internally established development milestones as they relate to Sangamo’s technology.  As a result of the Company’s strategic alliance with Sangamo, the Company regularly had access to information regarding technology development that was generally not available to the investor community.

2.               The Company’s review of key ongoing clinical trial progress, including the number of patients enrolled, status of treatments, as well as new requests for additional clinical trials.  The Company reviewed ongoing progress and development of the licensed technology with its research and development professionals.  In addition, Sangamo scientists made regular presentations to the Company’s Scientific Advisory Board on the progress of Sangamo’s underlying technology.  This information also was generally not available to the investor community.

3.               The Company’s knowledge of Sangamo’s activities relating to new collaboration agreements, new investor funding and milestone achievements or technology breakthroughs.

4.               The Company’s review of Sangamo’s financial position, primarily the cash resources and operating cash flow, to determine if cash levels were sufficient to continue to fund projected operations and ongoing technology development.

Investment Impairment Considerations

The Company considered numerous facts, including those described below, to conclude impairment of the Sangamo investment was temporary in nature as of the end of each of the quarters in 2003 and 2004, and the first two quarters of 2005:

1.               Development Milestones.  Sangamo’s key internally established development milestones were progressing and/or remained on track at each quarter-end throughout 2003, 2004 and the first two quarters of 2005.  There were no changes in technology that could impair Sangamo’s earnings potential of the investment and the technological progress supported a positive outlook.  The Company had knowledge and a deeper understanding of some of the development milestones prior to the investor community, including:

a.               In 2003:  Sangamo’s active pre-clinical therapeutic programs (either directly or through partners) had increased from six to nine — all actively under development and generating pre-clinical data.  The Company’s ischemic cardiovascular program, using Sangamo-licensed technology, was making rapid progress and had broadened to include an indication for treating ischemic heart disease in addition to peripheral artery disease.

In June, Sangamo announced pre-clinical animal efficacy for a program to develop a novel treatment for ischemic cardiovascular and peripheral vascular disease.  The results were very encouraging and validated the program to develop this technology.

In December, the Company announced that it expected to file an Investigational New Drug (“IND”) application for the licensed technology with the U.S. Food and Drug Administration (“FDA”) in the first quarter of 2004.

b.              In 2004 and the first half of 2005: Sangamo’s active pre-clinical therapeutic programs (either directly or through partners) had increased from nine to fourteen — all actively under development and generating pre-clinical data.

In February, Sangamo and the Company announced the filing of an IND application for FDA clearance with the Phase I/II trials to begin in the first half of 2004.  In March, FDA clearance was received to commence the first clinical trial of the drug that the Company had licensed.  The National Institutes for Health agreed to provide funding to conduct the clinical trials.

In June, Sangamo announced positive pre-clinical animal efficacy data for its diabetic neuropathy program and its intention to file an IND for this indication.  Also, in the second quarter, the National Institutes for Health screened 77 patients for the clinical trials, of which 30 qualified, 17 signed to participate, and 9 were under evaluation.  By the fourth quarter of 2004, five patients had been treated, with two more patients treated by June 2005. It was originally anticipated that full enrollment would be completed by the first quarter of 2006, a normal time horizon for clinical trials.

During the fourth quarter, Sangamo’s technology platform received further validation from two leading university hospitals’ interest in the technology licensed to the Company.  Yale University School of Medicine requested the Company to conduct a Phase I clinical trial on ischemic heart disease.  Discussions are still ongoing.  Also during the fourth quarter, Duke University School of Medicine offered to conduct a Phase I clinical trial for critical limb ischemia after having demonstrated success in a pre-clinical animal model.  The Company submitted and filed an IND application in the first quarter of 2005, and the trial commenced in the second quarter of 2005 and has already enrolled 10 patients.

The Company continued to believe that the number and scope of Sangamo’s programs, the range of its third party collaborations and the continued success in the Company’s Sangamo-related programs would significantly drive the value of Sangamo.  Moreover, the clinical momentum was building at the end of 2004 with the anticipation of three to four Phase I human trials, the likely completion of one or more Phase I trials with positive data and the planned announcements at major medical meetings.

2.               Volatility of Sangamo’s Stock Price.  Sangamo’s stock price (which has had a trading range between $1.21 and $51.38 since Sangamo’s initial public offering in April 2000) tends to be volatile and significantly discounted as a result of the inherent uncertainty in the successful development of the underlying technology. The Company’s management believed that declines in Sangamo’s stock price were a result of certain external events (such as the event of September 11, 2001) and general investor sentiment of the biotechnology sector, and not Sangamo-specific activities.  In addition, the Company recognized that, historically, reports of significant positive clinical outcomes can frequently result in a dramatic increase in the stock price of a biotechnology company over a relatively short time period. Management strongly believed this would be the case for Sangamo.  Recent examples include:  ViroPharm Inc. (VPHM) which, when it announced the advancement of a drug into Phase 1B clinical testing on May 24, 2005, the stock surged from below $5 per share to over $15 per share during the quarter after the announcement; and Vertex Pharmaceuticals Inc. (VRTX) which made a positive announcement about the efficacy of a drug in early clinical trial studies on May 10, 2005, and the stock rose from approximately $10 per share to $18 per share by the end of the quarter after the announcement.

3.               Sangamo’s Liquidity.  Throughout all periods in which the Company concluded that the impairment of this investment was temporary, Sangamo maintained cash and liquid investment reserves sufficient to continue to fund the ongoing development efforts for the technology for periods well in excess of one year.

4.               Edwards Investment Intent.  Throughout all periods in which the Company concluded that the impairment of this investment was temporary, the Company had, and presently has, the financial ability and intent to retain this investment indefinitely. Sangamo’s technology is considered important to the development of certain of the Company’s next generation products, and requires a long-term horizon for ongoing development of new technology.

5.               Sangamo’s Technology Portfolio.  Sangamo is a multi-technology (human therapeutics, drug discovery and plant agriculture) biotechnology company and has the ability to attract many different investors. In addition, the diversity of technology applications serve to dilute the risk related to any one application failure.

As a result of the systematic quarterly investment impairment reviews for Sangamo, the Company believed the decline in market value was temporary.  Accordingly, the unrealized loss was not recorded in the Company’s income statements for years ended December 31, 2003 and 2004, and for the quarters ended March 31, 2005 and June 30, 2005.

Investment Impairment in Third Quarter 2005

Year 2005 began with regulatory approvals for Sangamo’s diabetic neuropathy program to enter the clinical trial stage and for the Company’s critical limb ischemia program, and successful completion of the pre-clinical activities for the ischemic heart disease program.  It was anticipated that as visibility for the Phase I clinical trials increased and as data were available, the recognized value surrounding these programs would significantly increase.

The Company expected the market price of Sangamo’s stock to increase not only as a result of announcements of positive clinical trial results, but also other operational events.  During the second half of 2005, Sangamo announced five significant key developments regarding collaborative agreements, additional funding and breakthrough technology, as follows:

•                  On September 7, 2005, Sangamo announced that it had entered into a collaborative agreement with Novo Nordisk, a healthcare company and world leader in diabetes care, to evaluate Sangamo’s technology in the field of enhanced protein production.

•                  On September 12, 2005, Sangamo announced a breakthrough use of technology in the fight against age-related “wet” macular degeneration (AMD) of the eye.  A pre-clinical animal study proved the efficacy of using Sangamo’s technology in the treatment of AMD, which is the leading cause of blindness in the United States for those over age 55.

•                  On September 14, 2005, Sangamo announced a second expansion of its research funding collaborations with an affiliate of Johnson & Johnson to use Sangamo’s technology as a treatment for diabetes. Under the terms of the agreement, Sangamo receives expanded funding through 2006.

•                  On September 29, 2005, Sangamo announced that it had been awarded a research grant from the Cystic Fibrosis Foundation for a multiyear study to generate important cell lines for cystic fibrosis research.

•                  On October 5, 2005, Sangamo entered into a material definitive agreement with an affiliate of Dow Chemical Corporation to provide access to Sangamo’s proprietary gene regulation technology to evaluate its usefulness in the field of enhanced protein production in plant cells.

The Company expected that this concentration of significant developments should have generated a considerable increase in the stock price, better recognizing the underlying value of Sangamo.

Also during the third quarter of 2005, Sangamo’s liquidity continued to decline, as shown in the table below. Compared to the cash “burn” rate during 2003 and 2004, it was expected that by the end of 2005, without additional funding (potentially resulting in dilution of the value of the Company’s investment in Sangamo stock), Sangamo would most likely have cash sufficient for less than two years.

	2003	2004	Q1’05	Q2’05	Q3’05
Cash & Cash Equivalents	$9.8	$8.6	$7.6	$7.7	$10.5
Short Term Investments	$34.1	$24.6	$22.2	$18.1	$13.1
Total	$43.9	$33.2	$29.8	$25.8	$23.6

Cash Flow used in Operations	$(7.4)	$(10.2)	$(3.4)	$(4.0)	$(2.2)
			Nine months-to-date		$(9.6)

Based upon significant developments in the third quarter of 2005 which, individually and in the aggregate, failed to have a material impact on the value of Sangamo’s stock, the continuing duration and severity of the impairment, and Sangamo’s declining cash position, the Company concluded that the impairment on its investment in Sangamo was other-than-temporary and recognized $8.9 million of unrealized loss in earnings.

Sangamo Historical Stock Prices

Market information regarding Sangamo’s high and low trading range and closing value for each quarterly period from 2003 to the present, is shown in the following chart:

	Stock Price *
Quarter	High	Low	Close
Q1’03	5.09	2.38	2.87
Q2’03	5.55	2.20	2.87
Q3’03	4.14	2.58	4.00
Q4’03	5.69	3.67	5.47
Q1’04	8.37	4.95	6.18
Q2’04	6.93	5.51	5.97
Q3’04	6.00	3.00	4.87
Q4’04	6.00	3.61	6.00
Q1’05	6.49	3.51	4.00
Q2’05	4.20	3.46	3.57
Q3’05	4.95	3.52	4.39
QTD Q4’05	4.86	3.71	NA

* Source: Yahoo Finance

Form 8-K filed October 25, 2005

STAFF COMMENT

2.               We see that you present certain non-GAAP information in the form of an income statement.  That adjusted income statement presents numerous non-GAAP amounts and sub-totals.  Disclosures about non-GAAP measures should fully conform to the requirements of Item 10(e)(l)(i) to Regulation S-K and Questions 8 to the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Either delete the non-GAAP income statement from all future press releases or expand future releases to present detailed and specific disclosure of the following for each non-GAAP measure:

•                        The substantive reason why management believes the non-GAAP measure provides useful information to investors;

•                        The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                        The economic substance behind management’s decision to use the measure; and

•                        The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

Expanded disclosure should not be generic or cookie-cutter.  The existing disclosures do not provide sufficient information.  Show us how you plan to comply with this comment.  We may have further comment upon review of that response.

COMPANY RESPONSE

We acknowledge the Staff’s comment and will delete the non-GAAP income statement from future releases.  We will provide a reconciliation table for non-GAAP net income to which we refer in our press release.  We will expand future releases to present detailed and specific disclosure of any non-GAAP measure to address the points mentioned above.  Attached, as Exhibit I, is a sample of expanded disclosure language and non-GAAP net income reconciliation table applied to the Company’s previously released third quarter 2005 earnings.

STAFF COMMENT

3.               We also note that you refer to certain non-GAAP information as “pro forma.”  Pro forma has a distinct meaning under Article 11 of Regulation S-X and use of that term in conjunction with adjusted non-GAAP financial information may be confusing to investors.  In future filings please refrain from using the pro forma terminology when referring to your non-GAAP financial information.

COMPANY RESPONSE

                                                We acknowledge the Staff’s comment and will revise in future filings.

*  *  *  *

The Company acknowledges that:

•                        it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (949) 250-6828.  Please direct any comments or questions you may have relating to the accounting responses to Tom Abate at (949) 250-6865.

Sincerely,

/s/ Corinne H. Lyle
Corinne H. Lyle
Corporate Vice President,
Chief Financial Officer and Treasurer

EXHIBIT I

Sample third quarter 2005 earnings release

Double-Digit Heart Valve Sales Drive Third Quarter Operating Results for Edwards Lifesciences

* Gross Profit Margin and Cash Flow Continue to Strengthen
* Special Items Include Charitable Fund Contribution and Repatriation Tax Expense

IRVINE, Calif., Oct. 25, 2005

Edwards Lifesciences Corporation (NYSE: EW), the world leader in products and technologies to treat advanced cardiovascular disease, today reported a net loss for the quarter ended September 30, 2005 of $4.4 million, or $0.07 per diluted share, compared to net income of $12.4 million, or $0.20 per diluted share, for the same period in 2004. Non-GAAP net income, which excludes the special items detailed in the reconciliation table below, was $29.0 million compared to $23.5 million in the comparable period of the previous year. Non-GAAP earnings per diluted share grew 21.1 percent to $0.46 per share, compared to $0.38 per share for the same period last year.

Third quarter net sales increased 7.2 percent to $240.9 million, compared to $224.8 million in the same quarter last year. Foreign exchange (FX) contributed $1.5 million and was more than offset by discontinued businesses, resulting in underlying sales growth of 8.2 percent.

“We are pleased to report another solid quarter for Edwards Lifesciences, led by strong sales growth in our leading Heart Valve Therapy and Critical Care franchises,” said Michael A. Mussallem, chairman and CEO. “Consistent performance around the globe, with particular strength in the U.S., continues to drive increased sales growth.”

Sales Results

For the third quarter, the company reported Heart Valve Therapy sales of $112.9 million, an 11.8 percent increase compared to the same quarter last year. “Our innovative tissue heart valve and repair products continued to drive market share gains this quarter,” said Mussallem. “In the U.S., Heart Valve Therapy sales grew 15 percent due to the continuing penetration of PERIMOUNT Magna and ThermaFix. Additionally this quarter, we introduced the Magna mitral heart valve in Europe and look forward to its U.S. market launch in the first half of 2006, pending regulatory approval.”

Critical Care sales of $78.1 million grew 8.5 percent compared to last year’s quarter. Growth was due primarily to strong pressure monitoring sales resulting from market share gains and sales of advanced technology catheters.

Cardiac Surgery Systems sales for the third quarter were $27.4 million compared to $27.5 million for the same period last year, as the expected difficult year-over-year comparison of TMR sales and the impact of discontinued

businesses more than offset cannula sales growth and FX gains.

Vascular sales increased to $15.6 million and grew 9.1 percent compared to the same period in 2004. Third quarter sales of LifeStent products were slightly more than $2 million, and fourth quarter sales are expected to be $3 million.

Sales of Other Distributed Products declined to $6.9 million in the quarter compared to $10.0 million in the year ago period, due primarily to the discontinued pacemaker business in Japan.

Domestic and international sales for the third quarter were $113.0 million and $127.9 million, respectively.

Additional Operating Results

For the quarter, Edwards’ gross profit margin increased to 62.3 percent from 60.9 percent in the same period last year, primarily due to the increase in sales of higher margin heart valve products.

Selling, general and administrative expenses were 35.7 percent of sales for the quarter, or $85.9 million, compared to 35.5 percent of sales in the year ago period. Research and development (R&D) expenses of $24.0 million increased 9.6 percent compared to the prior year’s quarter, primarily attributable to increased investments in percutaneous valve programs.

During the quarter, the company recorded a $21.4 million net pretax special charge, primarily related to a previously announced $15.0 million contribution to the Edwards Lifesciences charitable fund, and a write-down of an investment in an unconsolidated affiliate. In addition to these special charges, the company also recorded a $15.8 million tax expense related to a distribution of approximately $260 million from its foreign affiliates, and a $1.2 million pretax charge for an in-process R&D expense associated with a technology acquisition.

Long-term debt at September 30 was $251.5 million, resulting in a debt-to-cap ratio of 27.6 percent. Free cash flow generated during the quarter was $43.2 million, which is defined as cash flow from operating activities of $39.0 million minus capital expenditures of $10.8 million, plus $15.0 million related to the charitable fund contribution.

In the quarter, the company repurchased approximately 460,000 shares of common stock for $20.4 million.

Nine-Month Results

For the nine months ended September 30, 2005, the company recorded net income of $40.7 million compared to a net loss of $24.2 million for the same period in 2004. Excluding special items detailed in the reconciliation table below, non-GAAP net income was $91.4 million compared to $75.2 million for the same period last year. Non-GAAP earnings per diluted share grew 19.8 percent to $1.45 per share, compared to $1.21 per diluted share for the same period last year.

Net sales for the first nine months of 2005 totaled $748.2 million, an increase of 7.7 percent over the same period last year. Foreign exchange contributed $12.0 million to the growth and was more than offset by discontinued businesses, resulting in an underlying year-to-date sales growth rate of 8.7 percent.

Domestic and international sales for the nine months were $343.2 million and $405.0 million, respectively.

Free cash flow generated in the first nine months was $103.7 million, calculated as cash flow from operating activities of $92.5 million minus capital expenditures of $26.6 million, plus special items totaling $37.8 million.

2005 Outlook

“Based on our strong year-to-date performance, we expect to meet or exceed all of our financial goals this year,” said Mussallem. “For 2005, we now expect total sales of approximately $1 billion, gross profit margin to be slightly above 62 percent of sales, net income growth of more than 18 percent excluding the impact of special items, and free cash flow of substantially more than $125 million. And, at current FX levels and excluding special items, we are comfortable with the First Call mean EPS estimates for both the fourth quarter and full year 2005.

“The sales growth in our leading franchises demonstrates the underlying strength of Edwards’ base businesses, and together with our near-term initiatives, moves us closer to achieving consistent double-digit sales growth,” concluded Mussallem. “Additionally, the potential of our innovative percutaneous valve technologies to address the needs of a large, untreated patient population suffering from heart valve disease represents a truly transformational growth opportunity for Edwards Lifesciences. We look forward to providing additional details about our growth strategy and 2006 outlook at our upcoming Investor Conference next month.”

2005 Investor Conference

Edwards Lifesciences will be hosting its 2005 Investor Conference on November 29 and 30, 2005 at its corporate headquarters in Irvine, California. Additional information about this event is available at http://www.edwards.com/investorconference.

About Edwards Lifesciences

Edwards Lifesciences, a leader in advanced cardiovascular disease treatments, is the number-one heart valve company in the world and the global leader in acute hemodynamic monitoring. Headquartered in Irvine, Calif., Edwards focuses on specific cardiovascular opportunities including heart valve disease, peripheral vascular disease and critical care technologies. The company’s global brands, which are sold in approximately 100 countries, include Carpentier-Edwards, Cosgrove-Edwards, Fogarty, LifeStent, PERIMOUNT and Swan-Ganz. Additional company information can be found at www.edwards.com.

Conference Call and Webcast Information

Edwards Lifesciences will be hosting a conference call today at 5:00 p.m. EDT to discuss its third quarter results. To participate in the conference call, dial (877) 407-8037 or (201) 689-8037. For 72 hours following the call, an audio replay can be accessed by dialing (877) 660-6853 or (201) 612-7415 and using account number 2995 and conference number 172895. The call will also be available via live or archived webcast on the “Investor Relations” section of the Edwards’ web site at www.edwards.com or www.edwards.com/InvestorRelations.

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to substantial risks and uncertainties including, but not limited to, the ability to sustain strong sales growth and/or drive market share gains in the Heart Valve Therapy and Critical Care franchises; the continuing penetration of Magna and ThermaFix; the introduction of the Magna mitral heart valve in Europe and the U.S.; the expectation of fourth quarter LifeStent sales of $3 million; the ability to meet or exceed 2005 financial goals including $1 billion in sales, a gross profit margin above 62 percent of sales, net income growth of more than 18 percent excluding the impact of special items, and free cash flow of substantially more than $125 million; the ability to achieve the First Call mean EPS estimates for both the fourth quarter and full year 2005; the ability to achieve consistent double-digit sales growth; the potential of the company’s innovative percutaneous valve technologies to address a large, untreated patient population and the transformational growth opportunity these technologies represent; and more generally, the ability to obtain regulatory approvals for and market new products; the ability to generate and maintain sufficient cash resources to increase investments in the company’s business and repay debt; the success and timing of new product launches; the impact of currency exchange rates; the timing or results of pending or future clinical trials; actions by the U.S. Food and Drug Administration and other regulatory agencies; technological advances in the medical field; product demand and market acceptance; changing conditions in the economy in general and in the healthcare industry; and other risks detailed in the company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2004. These forward-looking statements are based on estimates and assumptions made by management of the company and are believed to be reasonable, though they are inherently uncertain and difficult to predict. Actual results or experience could differ materially from that expressed or implied by forward-looking statements.

To supplement the consolidated financial results prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP financial measures that exclude certain items, such as in-process research and development expenses, special charges and credits, results of discontinued businesses, and fluctuations in exchange rates.  Management does not consider the excluded items part of day-to-day business or reflective of the core operational activities of the Company as they result from transactions outside the ordinary course of business.  Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance.  Guidance is provided only on a non-GAAP basis due to the inherent difficulty in forecasting such items.  By disclosing non-GAAP financial measures, management intends to provide investors with a more meaningful, consistent comparison of the Company’s core operating results and trends for the periods presented.  Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

Edwards, PERIMOUNT Magna, Magna and ThermaFix are trademarks of Edwards Lifesciences Corporation. Edwards Lifesciences, Carpentier-Edwards, Cosgrove-Edwards, Fogarty and Swan-Ganz are trademarks of Edwards Lifesciences Corporation and are registered in the U.S. Patent and Trademark Office. LifeStent is a trademark of Edwards Lifesciences AG and is registered in the United States Patent and Trademark Office.

View the financial tables (PDF) by clicking here.

Contact Information:

Media, Barry R. Liden, +1-949-250-5070, or Investors, David K. Erickson, +1-949-250-6826, both of Edwards Lifesciences Corporation

EDWARDS LIFESCIENCES CORPORATION

Unaudited Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	Sept. 30,		Sept. 30,
(in millions, except per share data)	2005	2004	2005	2004

Net sales	$240.9	$224.8	$748.2	$694.4
Cost of goods sold	90.9	87.9	285.0	279.0

Gross profit	150.0	136.9	463.2	415.4

Selling, general and administrative expenses	85.9	79.7	261.6	237.2
Research and development expenses	24.0	21.9	73.2	63.6
Purchased in-process research and development expenses	1.2	12.3	1.2	93.3
Special charges, net	21.4	—	47.0	12.3
Interest expense, net	2.2	3.4	8.3	10.7
Other expenses (income), net	—	0.1	(1.3)	2.3

Income (loss) before provision for income taxes	15.3	19.5	73.2	(4.0)

Provision for income taxes	19.7	7.1	32.5	20.2

Net income (loss)	$(4.4)	$12.4	$40.7	$(24.2)

Weighted average common shares outstanding used to calculate basic earnings per share	59.8	59.7	59.6	59.6

Basic earnings (loss) per share	$(0.07)	$0.21	$0.68	$(0.41)

Weighted average common shares outstanding used to calculate diluted earnings per share	59.8	62.1	62.4	59.6

Diluted earnings (loss) per share	$(0.07)	$0.20	$0.65	$(0.41)

Operating Statistics
As a percentage of net sales:
Gross profit	62.3%	60.9%	61.9%	59.8%
Selling, general and administrative expenses	35.7%	35.5%	35.0%	34.2%
Research and development expenses	10.0%	9.7%	9.8%	9.2%
Income (loss) before provision for income taxes	6.4%	8.7%	9.8%	(0.6)%
Net income (loss)	(1.8)%	5.5%	5.4%	(3.5)%

Effective tax rate	128.8%	36.4%	44.4%	(505.0)%

Reconciliation of Diluted Earnings per Share
Net income (loss) from above	$(4.4)	$12.4	$40.7	$(24.2)
Adjustment for items included in net income related to the contingent convertible debt	—	—	—	—
Adjusted net income (loss)	$(4.4)	$12.4	$40.7	$(24.2)

Weighted average common shares outstanding used to calculate diluted earnings per share excluding contingent convertible debt	59.8	62.1	62.4	59.6
Weighted average common shares outstanding for the contingent convertible debt	—	—	—	—
Weighted average common shares outstanding used to calculate diluted earnings per share including the contingent convertible debt	59.8	62.1	62.4	59.6

Diluted earnings (loss) per share including the contingent convertible debt	$(0.07)	$0.20	$0.65	$(0.41)

Note: Numbers may not foot due to rounding

EDWARDS LIFESCIENCES CORPORATION

Unaudited Balance Sheets

(in millions)

	September 30,	December 31,
	2005	2004
ASSETS

Current assets
Cash and cash equivalents	$88.0	$48.9
Accounts and other receivables, net	125.9	119.4
Inventories, net	135.5	127.7
Deferred income taxes	13.9	21.1
Prepaid expenses and other current assets	67.1	50.4

Total current assets	430.4	367.5

Property, plant and equipment, net	192.1	201.7
Goodwill	337.7	337.7
Other intangible assets, net	141.8	152.6
Investments in unconsolidated affiliates	14.5	20.6
Deferred income taxes	18.9	22.3
Other assets	9.6	10.3

Total assets	$1,145.0	$1,112.7

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable and accrued liabilities	$204.6	$195.4

Long term debt	251.5	267.1
Other non current liabilities	29.7	22.1

Stockholders’ equity
Common stock	65.4	64.2
Additional contributed capital	528.0	500.6
Retained earnings	264.7	224.1
Accumulated other comprehensive income	(22.5)	(20.8)
Common stock in treasury, at cost	(176.4)	(140.0)
Total stockholders’ equity	659.2	628.1

Total liabilities and equity	$1,145.0	$1,112.7

Non-GAAP Financial Information

To supplement the consolidated financial results prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP financial measures that exclude certain items, such as in-process research and development expenses, special charges and credits, results of discontinued businesses, and fluctuations in exchange rates.  Management does not consider the excluded items part of day-to-day business or reflective of the core operational activities of the Company as they result from transactions outside the ordinary course of business.  Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance.  Guidance is provided only on a non-GAAP basis due to the inherent difficulty in forecasting such items. By disclosing non-GAAP financial measures, management intends to provide investors with a more meaningful, consistent comparison of the Company’s core operating results and trends for the periods presented.

Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

The items excluded from the GAAP financial results are set forth below:

In-Process Research and Development - The Company incurred purchased in-process research and development expenses related to a technology acquisition for $1.2 million in the third quarter of 2005. In the first and third quarters of 2004, the Company incurred purchased in-process research and development expenses of $81.0 million for the acquisition of PVT and $12.3 million for the purchase of ev3, Inc. mitral valve repair program, respectively.  Given the magnitude and unusual nature of these expenses relative to the operating results for the periods presented, these expenses have been excluded in non-GAAP net income.

Special Charges, net - The Company incurred certain special charges and credits in 2005 and 2004, related to the following:

1)          Restructure 3F Agreement:  $22.8 million charge for restructuring the 3F agreements in the second quarter of 2005;

2)          Repatriation Taxes:  $15.8 million tax expense in the third quarter of 2005 related to repatriation;

3)          Charitable Fund Contribution:  $15.0 million contribution to Edwards Lifesciences charitable fund in the third quarter of 2005;

4)          Asset Impairments:  $4.8 million and $8.9 million charges in the second and third quarters of 2005, respectively, and $1.7 million charge in the second quarter of 2004 related to the impairment of certain investments;

5)          Discontinued Products:  in the first quarter 2004, $8.4 million charge for discontinuation of its Lifepath AAA program and $2.2 million charge for discontinuation of its Interventional Cardiology products;

6)          Gain on Sale of Business:  $7.7 million gain on the sale of the Japan Perfusion Products business in the first quarter of 2005;

7)          Japan Realignment:  $5.7 million charge for the Japan realignment in the first quarter of 2005; and

8)          Intellectual Property Litigation Gain:  $2.5 million gain related to intellectual property litigation in the third quarter of 2005.

Given the magnitude and unusual nature of these special charges and credits relative to the operating results for the periods presented, these items have been excluded in non-GAAP net income.

Results of Discontinued Businesses — The Company has exited certain businesses during the periods presented.  As discontinued businesses do not have a continuing contribution to operations, management believes that excluding such items from the Company’s growth provides investors with a means of evaluating the Company’s on-going operations. In light of the significance of the impact these businesses had on the growth of the Company, the results of these businesses have been detailed in the Reconciliation of Sales by Product Line and Region.

Foreign Exchange - Fluctuation in exchange rates impacts the comparative results and growth rates of the Company’s underlying business. Management believes that excluding the impact of foreign exchange rate fluctuations from its growth provides investors a more meaningful comparison to historical financial results. The impact of foreign exchange rate fluctuations has been detailed in the Reconciliation of Sales by Product Line and Region.

EDWARDS LIFESCIENCES CORPORATION

Reconciliation of GAAP Net Income (Loss) to Non-GAAP Net Income

	Three Months Ended		Nine Months Ended
	Sept. 30,		Sept. 30,
(in millions, except per share data)	2005	2004	2005	2004

GAAP net income (loss)	$(4.4)	$12.4	$40.7	$(24.2)
Reconciling items:
Purchased in-process research and development expenses	1.2	12.3	1.2	93.3
Special charges, net
Restructure 3F agreements	—	—	22.8	—
Charitable fund contribution	15.0	—	15.0	—
Asset impairments	8.9	—	13.7	1.7
Japan realignment	—	—	5.7	—
Gain on sale of Japan perfusion products business	—	—	(7.7)	—
Intellectual property litigation gain	(2.5)	—	(2.5)	—
Discontinued products	—	—	—	10.6
Income taxes
Repatriation taxes	15.8	—	15.8	—
Tax effect on non-GAAP adjustments (1)	(5.0)	(1.2)	(13.3)	(6.2)
Non-GAAP net income	$29.0	$23.5	$91.4	$75.2

Shares used to calculate basic non-GAAP earnings per share	59.8	59.7	59.6	59.6
Basic non-GAAP earnings per share	$0.48	$0.39	$1.53	$1.26

Shares used to calculate dilutive non-GAAP earnings per share	65.2	64.8	65.1	64.7
Dilutive non-GAAP earnings per share	$0.46	$0.38	$1.45	$1.21

(1)  The tax effect on non-GAAP adjustments is calculated using the relevant tax jurisdiction of the transaction applying the local statutory tax rate.

EDWARDS LIFESCIENCES CORPORATION

Unaudited Reconciliation of Sales by Product Line and Region

(in millions)

Sales by Product Line (Qtr)	Q3 2005	Q3 2004	GAAP Growth Rate	2004 Discontinued Business Impact	2005 Discontinued Business Impact	FX Impact	Q3 2004 FX Adjusted	Underlying Impact	Underlying Growth Rate
Heart Valve Therapy	$112.9	$101.0	11.8%	—	—	$0.2	$101.2	$11.7	11.6%
Cardiac Surgery Systems	27.4	27.5	(0.4)%	(6.8)	(6.6)	0.6	21.3	(0.5)	(2.3)%
Critical Care	78.1	72.0	8.5%	—	—	0.6	72.6	5.5	7.6%
Vascular	15.6	14.3	9.1%	—	—	0.2	14.5	1.1	7.6%
Other Distributed Products	6.9	10.0	(31.0)%	(2.9)	—	(0.1)	7.0	(0.1)	(1.6)%
Total Sales	$240.9	$224.8	7.2%	$(9.7)	$(6.6)	$1.5	$216.6	$17.7	8.2%

Sales by Product Line (YTD)	YTD Q3 2005	YTD Q3 2004	GAAP Growth Rate	2004 Discontinued Business Impact	2005 Discontinued Business Impact	FX Impact	YTD Q3 2004FX Adjusted	Underlying Impact	Underlying Growth Rate
Heart Valve Therapy	$355.3	$314.2	13.1%	—	—	$4.3	$318.5	$36.8	11.6%
Cardiac Surgery Systems	78.8	80.5	(2.1)%	(20.7)	(13.8)	1.8	61.6	3.4	5.5%
Critical Care	239.6	222.7	7.6%	—	—	4.5	227.2	12.4	5.5%
Vascular	48.8	44.6	9.4%	(1.7)	—	1.1	44.0	4.8	10.8%
Other Distributed Products	25.7	32.4	(20.7)%	(8.5)	—	0.3	24.2	1.5	6.1%
Total Sales	$748.2	$694.4	7.7%	$(30.9)	$(13.8)	$12.0	$675.5	$58.9	8.7%

Sales by Region (Qtr)	Q3 2005	Q3 2004	Change
United States	$113.0	$102.6	$10.4
Europe	54.1	50.6	3.5
Japan	45.4	47.3	(1.9)
Rest of World	28.4	24.3	4.1
International	127.9	122.2	5.7
Total	$240.9	$224.8	$16.1

Sales by Region (YTD)	YTDQ3 2005	YTDQ3 2004	Change
United States	$343.2	$311.5	$31.7
Europe	180.8	164.0	16.8
Japan	141.2	147.7	(6.5)
Rest of World	83.0	71.2	11.8
International	405.0	382.9	22.1
Total	$748.2	$694.4	$53.8